

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 14, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Preferred Share Purchase Rights of EQUITRANS MIDSTREAM CORPORATION under the Exchange Act of 1934.

Sincerely,



An Intercontinental Exchange Company